NO. 13,695

SOUTH TEXAS OIL COMPANY AND STO OPERATING COMPANY	§ § §	IN THE DISTRICT COURT OF
V.	§ §	LEE COUNTY, TEXAS
	§ §	
LEEXUS OIL & GAS, LLP, MARK JAEHNE AND BENNIE JAEHNE	§ §	335th JUDICIAL DISTRICT

NO. 26,710

MARK JAEHNE	§ § §	IN THE DISTRICT COURT OF
V.	§ §	BASTROP COUNTY, TEXAS
	§ §	
MURRAY CONRADIE, STO OPERATING COMPANY (f/k/a LEEXUS OPERATING COMPANY), AND SOUTH TEXAS OIL COMPANY (a/k/a SOUTHERN TEXAS OIL COMPANY)	§ § § § §	21ST JUDICIAL DISTRICT

SETTLEMENT AGREEMENT AND MUTUAL RELEASE

THIS SETTLEMENT AGREEMENT AND MUTUAL RELEASE (the "Agreement") is made this 15 day of May, 2008, and entered into by and between South Texas Oil Company ("South Texas"), STO Operating Company ("STO") (or collectively the "South Texas Entities"), and Murray Conradie ("Conradie") on one hand, and Leexus Oil & Gas, LLP ("Leexus"), Mark Jaehne and Bennie Jaehne (the "Jaehnes") on the other hand. The signatories to this Agreement are hereinafter referred to jointly as the "Parties" and individually as a "Party."

This Agreement is made as a compromise between the Parties for the complete and final settlement of all their claims, differences and causes of action with respect to the disputes described below.

1

WHEREAS, on or about April 20, 2007, South Texas, Leexus Operating Company (which is now known as, and shall hereafter be referred to as STO), Leexus Properties Corp. ("Leexus Properties"), Bill Zeltwanger, and the Jaehnes entered into an Agreement and Plan of Merger (the "Merger Agreement");

WHEREAS, under the Merger Agreement, Leexus Properties was merged into and became a part of STO. As a result, all of Leexus Properties' assets, including, but not limited to, mineral leases, oil and gas interests, equipment, fixtures, and improvements became the property of STO (the oil and gas wells and mineral leases which were the subject of the Merger Agreement will be referred to herein as the "Merger Assets");

WHEREAS, from the consummation of the Merger Agreement on April 20, 2007 to June 1, 2007, Leexus continued to operate the Merger Assets as a contract operator;

WHEREAS, various issues have arisen under the Merger Agreement with respect to the performance required of the Parties which prompted the filing of two lawsuits: (a) Cause No. 2007-51820; *South Texas Oil Company and STO Operating Company v. Leexus Oil & Gas, LLP, Mark Jaehne and Bennie Jaehne* in the 295th Judicial District Court of Harris County, Texas (the "First Suit"), which has now been transferred to Lee County Texas to the 335th Judicial District Court of Lee County, Texas and (b) Cause No. 26,710; *Mark Jaehne v. Murray Conradie, STO Operating Company (f/k/a Leexus Operating Company) and South Texas Oil Company (a/k/a Southern Texas Oil Company)* in the 21st Judicial District Court of Bastrop County, Texas (the "Second Suit");

WHEREAS, the Parties have each denied any liability or wrongdoing with respect to the claims brought by each against the other in the First Suit and the Second Suit; and

2

WHEREAS, the Parties desire to resolve any and all outstanding issues that each has asserted against any other Party in the First Suit and the Second Suits to avoid the necessity, expense, inconvenience and uncertainty of the litigation;

NOW, THEREFORE, in consideration of the mutual promises and releases contained herein, the receipt and sufficiency of which are hereby acknowledged by each Party hereto, the Parties agree as follows:

1. **No Admission of Liability.** The Parties agree and acknowledge that this Agreement is the result of a compromise and shall never be construed as an admission by South Texas, STO, Leexus, the Jaehnes, or Murray Conradie of any liability, wrongdoing, or responsibility on their part or on the part of their respective predecessors, successors, assigns, transferees, agents, parents, subsidiaries, affiliates, officers, directors, employees, representatives, heirs, executors and administrators (as applicable). Indeed, the Parties expressly deny any such liability, wrongdoing, or responsibility on their respective parts. JSZ BT

2. **Closing**. Closing shall occur at the offices of Scott Douglas + McConnico ~~Max E. Roesch, Max E. Roesch, P.C., 708 E. Austin St., Giddings, Texas 78942-0925~~ 600 Congress Ave., 15th Floor, Austin, TX 78701 MA and shall take place on or before Thursday, May 15, 2008 at 3:00 p.m.

3. **Initial Payment to the Jaehnes.** At Closing, One Million Dollars ($1,000,000)] shall be paid by South Texas to Mark Jaehne by certified check. Likewise, One Million Dollars ($1,000,000) shall be paid at Closing by South Texas to Bennie Jaehne by certified check.

4. **Issuance and Transfer of South Texas Stock Held by Mark Jaehne and Bennie Jaehne**. At Closing, Mark Jaehne will deliver, via Federal Express, to the Transfer Agent for South Texas (Transfer Online, 317 SW Alder, 2nd Floor Portland, OR 97204) his share Certificate reflecting his ownership of 666,667 shares of South Texas common stock, and

567986

Bennie Jaehne will deliver, via Federal Express, to the Transfer Agent for South Texas (Transfer Online, 317 SW Alder, 2nd Floor Portland, OR 97204) his share Certificate reflecting his ownership of 666,666 shares of South Texas common stock, each together with a request for removal of the restrictions appurtenant to these Certificates pursuant to Rule 144(b)(1)(i), and the reissue thereof in accordance with the terms and condition of this Section 4. In connection with the requests for restriction removal, and limited to such purpose, the Jaehnes each hereby represent to South Texas, that (i) each is not, and has not been during the preceding three (3) months, an "affiliate" of the South Texas as that term is defined in paragraph (a) (1) of Rule 144, (ii) each has held the aforementioned shares of South Texas for a period of at least one (1) year as computed in accordance with paragraph (d) of Rule 144, and (iii) each is familiar with Rule 144 of the Securities and Exchange Commission and agree that South Texas may rely upon the above representations in executing their requests for restriction removal under Rule 144. Within four (4) business days of Closing, Legal Counsel for South Texas shall issue and deliver the appropriate opinion letters to Transfer Online, based on the aforesaid representations of the Jaehnes contained in this Section 4, in support of the removal of restrictions under Rule 144.

Mark Jaehne shall request and instruct Transfer Online to issue the following share Certificates:

- three (3) separate unrestricted Certificates, each in the amount of 54,167 shares, in the name of Mark Jaehne;

- one (1) unrestricted Certificate in the amount of 54,166 shares, in the name of Mark Jaehne; and

- one (1) restricted Certificate in the amount of 450,000 shares in the name of South Texas;

Bennie Jaehne shall request and instruct Transfer Online to issue to the following share Certificates:

4

- two (2) separate unrestricted Certificates, each in the amount of 54,167 shares, in the name of Bennie Jaehne;

- two (2) separate unrestricted Certificates in the amount of 54,166 shares, in the name of Bennie Jaehne; and

- one (1) restricted Certificate in the amount of 450,000 shares in the name of South Texas.

The above described eight (8) unrestricted stock Certificates shall be referred to herein as the "Unrestricted Stock Certificates." These Unrestricted Stock Certificates shall be free of any legend that restricts the transfer of such shares, and South Texas and STO covenant and agree that neither will impose any stop transfer instructions or other restrictive legends on the shares represented by the Unrestricted Stock Certificates.

The Jaehnes shall instruct Transfer Online to deliver the above described two (2) restricted stock Certificates to South Texas.

5.   **Placement of Jaehne Unrestricted Stock Certificates with Escrow Agent.** Mark Jaehne and Bennie Jaehne will instruct Transfer Online to deliver each of the eight (8) Unrestricted Stock Certificates to Austin Trust Company (the "Escrow Agent") and the Jaehnes shall deliver to the Escrow Agent blank stock powers, duly executed by Mark Jaehne and Bennie Jaehne, for each of the Unrestricted Stock Certificates. A form of said blank stock powers for both Mark Jaehne and Bennie Jaehne are attached as **Exhibits A and B** hereto, respectively. The Escrow Agent shall act in accordance with the terms and conditions of the Escrow Agreement, which is attached hereto as **Exhibit C.**

6.   **Additional Payments to Bennie Jaehne and Mark Jaehne.** South Texas shall pay the Jaehnes an additional Two Million Dollars ($2,000,000), which shall be paid in four (4) equal installments of $500,000 each (the "Additional Payments"). Said Additional Payments are

567986

to be paid equally to Mark Jaehne and Bennie Jaehne and shall be made via wire transfer. The wire transfer instructions are as follows:

> **Mark Jaehne**
> **Account No. 2074342**
> **Citizens National Bank**
> **ABA NO. 111902819**
>
> **Bennie C. Jaehne**
> **Oil and Gas Account**
> **Account No. 0849958145**
> **Citizens National Bank**
> **ABA NO. 111902819**

The Additional Payments shall be paid on the following schedule:

- **First Payment:** November 17, 2008

- **Second Payment:** May 15, 2009

- **Third Payment:** November 16, 2009

- **Fourth Payment:** May 17, 2010

South Texas shall be entitled, should it so elect, to prepay one or more of the Additional Payments at any earlier date. In the event South Texas or its subsidiary, STO is (a) acquired by any person or entity or (b) is merged with or into any other entity, all remaining Additional Payments shall be made as part of and at the time of any closing of such acquisition or merger. Similarly, in the event there is a "Change in Control" of South Texas such that any single shareholder or group of affiliated shareholders acquires in excess of ~~20%~~ Forty - Five (45%) TS2 BJ MJ of South Texas outstanding common stock, all remaining Additional Payments shall be made within fifteen (15) days of such occurrence.

7.   **Delivery of Additional Stock to South Texas.** Upon timely receipt by the Jaehnes of each Additional Payment in full, the Escrow Agent, acting in accordance with the Escrow Agreement, shall release to South Texas one of the Unrestricted Stock Certificates

567986

owned by Bennie Jaehne and one of the Unrestricted Stock Certificates owned by Mark Jaehne, each of which shall be accompanied by a duly executed stock power in blank. The number of shares to be transferred to South Texas by Bennie Jaehne and Mark Jaehne following each timely Additional Payment in full is as follows:

- **First Payment:**   Mark Jaehne: 54,167; Bennie Jaehne: 54,166

- **Second Payment:**   Mark Jaehne: 54,167; Bennie Jaehne 54,166

- **Third Payment:**   Mark Jaehne: 54,166; Bennie Jaehne: 54,167

- **Fourth Payment:**   Mark Jaehne: 54,167; Bennie Jaehne: 54,167

8.   **Default for Failure to Make Additional Payments.** Time is of the essence with respect to the making of any and all payments by South Texas hereunder. Any failure by South Texas to timely remit any Additional Payment in full shall constitute an immediate and material default of this Agreement, and the Jaehnes shall be excused from any further obligations that may remain to be performed by them with respect to the transfer of any additional shares of stock to South Texas. Further, in such event, the Jaehnes shall be entitled to an immediate return of any Unrestricted Stock Certificates and corresponding executed stock powers then remaining in the possession of the Escrow Agent.

9.   **Bastrop II.** Leexus and the Jaehnes hereby ratify, adopt, confirm and consent to that certain Assignment, Conveyance and Bill of Sale from Leexus Oil & Gas, LLP to STO Operating Company which was executed by Bill Zeltwanger on August 24, 2007 and recorded in Book 1771, Page 453 of the Official Records of Bastrop County, Texas, which purported to assign certain leases (the "Bastrop II Leases") from Leexus to STO, such ratification, adoption and confirmation and consent to be without warranty of any kind, express or implied. At Closing, Mark Jaehne, as Managing Partner of Leexus shall execute a Quitclaim Assignment of

7

any and all right, title and interest in the Bastrop II Leases in favor of STO in the form attached hereto as **Exhibit D.**

10.   **Ownership of Properties.** Other than the mineral interests which are the subject of Paragraphs 11, 12, 14 and 15 below, Leexus and the Jaehnes waive any and all claims to any interest in the Bastrop I Leases (which are identified as such on Exhibit B to the Merger Agreement), the Bastrop II Leases (which are described above in Paragraph 9) and Bastrop III Leases (which include any other oil and gas leases taken by STO in Bastrop County after January 1, 2007 which are not included among the Bastrop II Leases).

11.   **Wells Not Subject to this Settlement.** Leexus and the Jaehnes shall retain any ownership interest they currently have in the, Dusek # 2H (API No. 42-149-30813), Goins (API No. 42-287-31659), Paseur (API No. 42-149-30530) and Vaughn (API No. 42-287-31752) Wells or in any oil and gas leases participating in production from said wells (the "Excluded Properties").

12.   **Overrides Owned by the Jaehnes, Individually**. The Jaehnes shall retain all overriding royalty interests ("ORRIs") in wells (and in the corresponding oil and gas leases) operated by STO in an amount corresponding to the decimal interests shown in their names as set forth in **Exhibit E** attached hereto.

13.   **Execution of RRC Form P-4s**. To the extent they have not already been provided at the time of Closing, at Closing, STO shall provide to Leexus executed Railroad Commission Forms P-4 for the Opersteny Well, API No 42-041-30542 reflecting Leexus as the current operator. Upon receipt, Leexus shall immediately execute same and submit them to the Railroad Commission.

567986

14.   **Assignment of Senora/Dobos Overriding Royalty Interest.** STO and Leexus shall execute an Assignment of Overriding Royalty Interest in favor of Leexus in the form attached hereto as **Exhibit F** which shall formally convey to Leexus a 50% interest in the overriding royalty interests acquired by STO from Senora Resources, Inc. and James(Danny) Dobos on or about June 27, 2007.

15.   **Stipulation of Leexus' Remaining Overriding Royalty Interests in the Merger Assets.** STO, South Texas, and Leexus shall execute a Stipulation of Interest in the form attached as **Exhibit G** to formally identify, define and confirm all of the overriding royalty interests held by Leexus in the Merger Assets. As between the Parties, this stipulation shall not require or support the recalculation of any overriding royalty interest already paid.

16.   **Termination of Employment.** The Employment Agreements entered into by South Texas with Mark Jaehne and Bennie Jaehne, respectively, shall be deemed terminated by the respective resignations of the Jaehnes, effective as of August 1, 2007. Moreover, the Non-Compete Agreements entered into with Mark and Bennie Jaehne as part of the Merger Agreement shall be deemed to be modified and reformed consistent with the Rule 11 Agreement entered into between South Texas, STO, and the Jaehnes on or about February 20, 2008, copies of which are attached to the Agreement as **Exhibits H & I** (the "Stock Moratorium Agreements"). To the extent Mark Jaehne or Bennie Jaehne wish to acquire any oil or gas assets located within the area of non-competition designated by the Stock Moratorium Agreement during the remainder of the non-compete period (which shall expire on April 20, 2009), they shall identify the property in question and relay the terms and conditions of the proposed acquisition to the individual listed below:

NAME: J. Scott Zimmerman

9

TITLE: President

ADDRESS: 769 Hwy. 95 N., Suite 1
                    Bastrop, TX 78602

TEL.:   512/772-2474

FAX: 5/2/32/-473⁷ JS2   re BO AM/)'

Said notification may be provided either by hand delivery or by certified mail. Within five (5) business days of such notification, South Texas shall advise whether it wishes to acquire the subject property on the terms set forth in the formal notification. In the absence of such affirmative notification of same, South Texas, for itself and for STO, shall be deemed to have waived any objection to the contemplated acquisition by Leexus and/or the Jaehnes.

17.   **Debts & Obligations.**   South Texas, STO, Leexus, and the Jaehnes recognize that the consideration exchanged between the Parties to this Agreement shall be in full satisfaction and relief of all debts and obligations each of the Parties may presently owe, or allegedly owe the other. As part of this agreement, Leexus hereby agrees that it is responsible for all operational costs and expenses incurred in operations on the Merger Assets before June 1, 2007, as such costs are shown on the Settlement Statements attached as **Exhibit _J** to this Agreement, SAVE AND EXCEPT costs and expenses for use of South Texas Drilling's rig in the drilling of the Marcy Ellen Well. Leexus hereby indemnifies and agrees to hold STO harmless from any claims, demands or liabilities made upon STO by vendors for any such costs and expenses. Similarly, STO hereby agrees that it is responsible for all operational costs and expenses incurred in operations on the Merger Assets on or after June 1, 2007. (The Parties recognize that no Settlement Statements identifying the post June 1, 2007 costs and expenses are available to attach to this Agreement, but the obligation for such costs and expenses still exists.)

567986

STO hereby indemnifies and agrees to hold Leexus harmless from any claims, demands or liabilities made upon Leexus by vendors for any such costs and expenses

18. **Settlement Supersedes Merger Agreement.** South Texas, STO, Leexus, the Jaehnes, and Conradie agree that the matters addressed in this Agreement shall supersede any and all obligations otherwise set forth in the Merger Agreement, which shall, with the exception of the non-competition agreements described above in Paragraph 16, be deemed terminated in all respects as between these Parties with the exception of any executory obligations that remain outstanding with respect to the ongoing payment of overriding royalty interests to be paid on a prospective basis.

19. **Zeltwanger Not Party to Agreement.** The Parties understand that one of the Selling Shareholders, Bill Zeltwanger, is still involved in litigation between Leexus and the Jaehnes and may have certain rights, interests or claims relating to the Merger Agreement. Accordingly, nothing in this Agreement shall be deemed to impinge on, waive, or otherwise affect the interests of Zeltwanger in connection with the Merger Agreement, including his status as a Selling Shareholder under the Merger Agreement for which he is entitled to his undivided 1/3 share in (i) 2,000,000 shares of South Texas Common Stock, and (ii) the $4,000,000 Additional Merger Consideration.

20. **Indemnification for Certain Claims Brought by Zeltwanger.** Leexus shall indemnify and hold harmless South Texas, STO and Murray Conradie, and their officers, directors, shareholders, employees and agents (as applicable), from and against all risk, liability, obligation, or losses resulting from any claims made by Bill Zeltwanger against them which may arise out of or relate to the terms upon which Leexus' claims against STO and South Texas have been compromised and settled by virtue of this Agreement.

567986

21.   **Release by Leexus.**   Leexus and its predecessors, successors, parents, subsidiaries, affiliates, assigns, agents, directors, officers, and employees hereby generally and unconditionally RELEASE, DISCHARGE, ACQUIT, INDEMNIFY AND FOREVER HOLD HARMLESS South Texas, STO and Murray Conradie, their predecessors, successors, assigns, agents, directors, officers, transferees, parents, subsidiaries, affiliates, representatives, agents, employees, attorneys, heirs, executors and administrators (as applicable) from any and all claims, demands or suits, known or unknown, similar or dissimilar, fixed or contingent, liquidated or unliquidated whether or not asserted in the First Suit or the Second Suit, as of this date, arising out of or related to the events and transactions which are the subject of either the First Suit or the Second Suit; provided, however, that nothing herein shall be construed as releasing or impairing any right to enforce this Agreement.   The Parties specifically recognize and agree that this release DOES NOT extend to or affect any claims Leexus may have against Bill Zeltwanger.

22.   **Release by Mark and Bennie Jaehne.**   The Jaehnes, their predecessors, successors, assigns, transferees, representatives, agents, employees, heirs, executors, administrative employees and attorneys hereby generally and unconditionally RELEASE, DISCHARGE, ACQUIT, INDEMNIFY AND FOREVER HOLD HARMLESS South Texas, STO and Murray Conradie, as well as their predecessors, successors, assigns, agents, directors, officers, transferees, representatives, parents, subsidiaries, affiliates, employees, attorneys, heirs, executors, and administrators (as applicable) from any and all claims, demands or suits, known or unknown, similar or dissimilar, fixed or contingent, liquidated or unliquidated whether or not asserted in the First Suit or the Second Suit, as of this date, arising out of or related to the events and transactions which are the subject of either the First Suit or the Second Suit; provided, however, that nothing herein shall be construed as releasing or impairing any right to enforce this

12

Agreement. The Parties specifically recognize and agree that this release DOES NOT affect any claims Mark Jaehne or Bennie Jaehne may have against Bill Zeltwanger.

23. **Release by South Texas, STO and Murray Conradie.** South Texas, STO and Murray Conradie, their predecessors, successors, parents, subsidiaries, affiliates, assigns, transferees, agents, directors, officers, and employees (as applicable) hereby generally and unconditionally RELEASE, DISCHARGE, ACQUIT, INDEMNIFY AND FOREVER HOLD HARMLESS the Jaehnes and Leexus, as well as their predecessors, successors, assigns, agents, directors, officers, transferees, representatives, parents, subsidiaries, affiliates, employees, attorneys, heirs, executors, and administrators (as applicable) from any and all claims, demands or suits, known or unknown, similar or dissimilar, fixed or contingent, liquidated or unliquidated whether or not asserted in the First Suit or the Second Suit, as of this date, arising out of or related to the events and transactions which are the subject of either the First Suit or the Second Suit; provided, however, that nothing herein shall be construed as releasing or impairing any right to enforce this Agreement

24. **Dismissal of Claims.** The Parties shall dismiss, with prejudice the claims each has asserted against any other Party in either the First Suit or the Second Suit. To that end, the Parties shall each execute Joint Motions to Dismiss with Prejudice (attached as **Exhibits K and L**), as well as the accompanying Agreed Orders (attached as **Exhibits M and N**). At Closing, the original, fully-executed motions and orders shall be provided to counsel for Mark Jaehne (at the same time, a fully-executed copy shall be provided to each other Party). Within five (5) business days of Closing, counsel for Mark Jaehne, shall file each Motion and proposed order. The Parties agree to take any and all other steps as may be necessary to obtain a complete dismissal, with prejudice, of all claims each has asserted against any other Party in both the First

567986

Suit and the Second Suit. In addition, Leexus agrees to release, within five (5) business days of Closing, any lis pendens which has been filed of record concerning either of these two lawsuits.

25.   **Dismissal of Third Suit.** Within five (5) business days of Closing, the Jaehnes shall dismiss, with prejudice, the lawsuit styled *Mark Jaehne and Bennie Jaehne v. South Texas Oil Company (a/k/a Southern Texas Oil Company)*, Cause No. 26,908, in the 21st Judicial District Court of Bastrop County, Texas.

26.   **Confidentiality.** The Parties agree that they will keep the terms of this Agreement (but not final, executed versions of the instruments attached as exhibits to the Agreement, which the Parties specifically agree may be disclosed to third parties and/or recorded) confidential except as noted herein. To that end, the Parties agree (a) to make no public statement and to give no statement to the press or any other person or entity with respect to this Agreement, its negotiations, or its terms and (b) that they will notify all other Parties in writing within five (5) calendar days of the receipt of any subpoena, court order, administrative order, or other request requiring disclosure of the terms of this Agreement. The Parties agree that this Confidentiality provision is a material term of the Agreement, the breach of which shall entitle the non-breaching party to pursue appropriate legal recourse, at law or in equity, to which such party may be entitled. Notwithstanding the foregoing in this paragraph, the Parties recognize, acknowledge and agree that (a) a complete, executed copy of this Agreement shall be provided to the Escrow Agent in order to facilitate his role under the Escrow Agreement, and (b) any Party may disclose the terms of this Agreement to the extent such disclosure is required by any federal or state securities law, rule or regulation.

27.   **Mutual Non-Disparagement.** The Parties agree that they, and their employees on their behalf, shall not, and shall not encourage others to disparage or attempt to disparage or

567986

impair the reputation, character, or good name of South Texas, STO, Murray Conradie, Leexus, or the Jaehnes, either individually or in their official capacities (as applicable) at any time or for any reason.

28. **Entire Agreement.** This document contains the complete Agreement between the Parties. The Parties acknowledge and agree that there are no other agreements or understandings between the Parties other than those set out herein, and these agreements supersede any and all prior agreements, arrangements or understandings between the Parties or their counsel relating to either the First Suit or the Second Suit. No Party has been influenced to enter into this Agreement in reliance upon any statements or representations, oral or written, by any Party hereto, or by any other person, other than those statements and representations set forth in this Agreement.

29. **Counterparts.** This Agreement may be executed in identical counterparts, each of which shall constitute an original and all of which shall constitute one and the same Agreement. Each Party agrees to execute such other and further documents, if any, as are necessary to effectuate this Agreement.

30. **No other Action.** The Parties represent that they have not filed any complaints against the other, their predecessors, successors, assigns, agents, parents, subsidiaries, affiliates, officers, directors, or employees with any federal, state, or local court or federal administrative agency or commission other than those specifically identified in this Agreement.

31. **No Oral Modification or Waiver.** This Agreement may modified only by a written document signed by the Parties. No waiver of this Agreement or of any of the promises, obligations, terms, or conditions hereof shall be valid unless it is written and signed by the Party against whom the waiver is to be enforced.

567986

32.   **Binding Effect.** The Parties understand and agree that this Agreement and its terms are contractual and not mere recitals. The Parties further understand and agree that this Agreement shall be final and shall be binding upon and inure to the benefit of the Parties hereto, their predecessors, successors, parents, subsidiaries, affiliates, assigns, agents, directors, officers, employees, and attorneys (as applicable).

33.   **Authority to Bind.** Each of the signatories of this Agreement represents and warrants that he/she is authorized to execute this Agreement and to bind the Parties hereto.

34.   **Savings Clause.** If any part or any provision of this Agreement shall be finally determined to be invalid or unenforceable under applicable law by a court of competent jurisdiction, that part shall be ineffective to the extent of such invalidity or unenforceability only, without in any way affecting the remaining parts of said provision or the remaining provisions of this Agreement.

35.   **No Assignment of Claims.** The Parties hereby warrant and represent that they have not assigned or in any way transferred or conveyed all or any portion of the claims covered by this Agreement. The Parties acknowledge and agree that this warrant and representation is an essential and material term of this Agreement, without which they would not have entered into it.

36.   **Independent Representation.** The Parties acknowledge that they have either consulted with legal counsel of their choosing or have knowingly waived their right to consult with legal counsel of their choosing prior to entering into this Agreement and that they enter this Agreement knowingly and voluntarily.

37.   **Enforcement of Agreement.** If a dispute arises with regard to the interpretation and/or performance of this Agreement or any of its provisions, the Parties agree to attempt to resolve same by telephone phone conference with the Mediator who facilitated this settlement.

567986

If the Parties cannot resolve their differences by telephone conference, then each agrees to schedule a day of mediation with the Mediator within 30 days to resolve the dispute and to share the costs of the same equally. If a Party refuses to mediate, than that party may not recover attorneys' fees or costs in any litigation brought to construe or enforce this Agreement. Otherwise, if mediation is unsuccessful, the prevailing party shall be entitled to cover reasonable attorneys' fees and expenses including the cost of unsuccessful mediation.

38. **Governing Law.** This Agreement is made and performable in Lee County, Texas and shall be construed in accordance with the laws of Texas. THE PARTIES HEREBY AGREE THAT MANDATORY VENUE FOR ANY CLAIM ARISING OUT OF OR RELATED TO THIS AGREEMENT SHALL BE THE STATE DISTRICT COURTS OF LEE COUNTY, TEXAS.

39. **Construction.** This Agreement shall not be construed more strongly against any Party on the grounds that this Agreement was drafted by such Party or primarily drafted by such Party.

EACH PARTY SPECIFICALLY UNDERSTANDS THAT THIS IS AN UNCONDITIONAL, FULL, FINAL AND COMPLETE RELEASE AS TO THE OTHER PARTY REGARDING THE INCIDENTS MADE THE BASIS OF HE FIRST SUIT AND THE SECOND SUIT, SUBJECT ONLY TO THE EXCEPTIONS, TERMS, CONDITIONS, WARRANTIES AND REPRESENTATIONS CONTAINED HEREIN.

IN WITNESS WHEREOF, we have hereunto set our hands and seals as of the date above written.

5-15-08	J. Scott Zimmerman
Date	South Texas Oil Company

567986